Filed pursuant to Rule 433

January 3, 2024

Relating to

Preliminary Prospectus Supplement dated January 3, 2024

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-02

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$575,000,000 4.85% Series due 2034
$425,000,000 5.40% Series due 2054

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC (the “Issuer”)
Trade Date:	January 3, 2024
Settlement Date:	January 5, 2024
Expected Ratings (Moody’s/S&P)*:	Aa3/A (Stable/Stable)
Security Description:	First and Refunding Mortgage Bonds, 4.85% Series due 2034 (the “2034 Bonds”)

First and Refunding Mortgage Bonds, 5.40% Series due 2054 (the “2054 Bonds”)

The 2054 Bonds will be part of the same series of first and refunding mortgage bonds as the $500,000,000 aggregate principal amount of the Issuer’s First and Refunding Mortgage Bonds, 5.40% Series due 2054 offered and sold pursuant to the prospectus supplement dated June 13, 2023 and the related accompanying prospectus.

Principal Amount:	$575,000,000	$425,000,000
Maturity Date:	January 15, 2034	January 15, 2054
Benchmark Treasury:	4.500% due November 15, 2033	4.125% due August 15, 2053
Benchmark Treasury Price:	104-28	100-29
Benchmark Treasury Yield:	3.899%	4.072%
Spread to Benchmark Treasury:	+100 bps	+118 bps
Reoffer Yield:	4.899%	5.252%

Price to the Public:	99.614% per 2034 Bond, plus accrued interest, if any, from January 5, 2024	102.206% per 2054 Bond, plus accrued interest of $12,750,000 for the period from and including June 15, 2023 to, but excluding, the date of delivery
Coupon:	4.85%	5.40% (Interest on the 2054 Bonds will accrue from and including June 15, 2023 to, but excluding, the date of delivery)
Interest Payment Dates:	Payable semi-annually in arrears on January 15 and July 15, beginning on July 15, 2024	Payable semi-annually in arrears on January 15 and July 15, beginning on January 15, 2024
Redemption Provisions/ Make-Whole Call:

Prior to October 15, 2033 (the date that is three months prior to the maturity date of the 2034 Bonds (the “2034 Par Call Date”)), the Issuer may redeem the 2034 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Bonds matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2034 Bonds + 15 basis points less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2034 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2034 Par Call Date, the Issuer may redeem the 2034 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Bonds to be redeemed plus accrued and unpaid interest

Prior to July 15, 2053 (the date that is six months prior to the maturity date of the 2054 Bonds (the “2054 Par Call Date”)), the Issuer may redeem the 2054 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Bonds matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2054 Bonds + 25 basis points less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2054 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2054 Par Call Date, the Issuer may redeem the 2054 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Bonds to be redeemed plus accrued and unpaid interest thereon

	thereon to, but excluding, the redemption date.	to, but excluding, the redemption date.
CUSIP / ISIN:	26442C BM5 / US26442CBM55	26442C BL7 / US26442CBL72
Joint Book-Running Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Truist Securities, Inc.
Co-Managers:	Loop Capital Markets LLC Academy Securities, Inc. AmeriVet Securities, Inc. Great Pacific Securities R. Seelaus & Co., LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1 (866) 864-7760, BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at (212) 834-6081, PNC Capital Markets LLC toll-free at (855) 881-0697 or Truist Securities, Inc. toll-free at (800) 685-4786.